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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*

                        VERSAILLES CAPITAL CORPORATION
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                               (Name of Issuer)

                           No Par Value Common Stock
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                        (Title of Class of Securities)

                                   925131104
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                                (CUSIP Number)
         Clifford L. Neuman, 1507 Pine Street, Boulder, Colorado 80302
                                (303) 449-2100
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 21, 1997
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages
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                                 SCHEDULE 13D

CUSIP NO. 925131104                          Page 2 of 4 Pages

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(1)  Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
     Persons

     Carylyn Bell
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(2)  Check the Appropriate Box if a Member             (a) /  /
     of a Group*                                       (b) /  /
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(3)  SEC Use Only

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(4)  Source of Funds*

     OO
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                  /   /
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(6)  Citizenship or Place of Organization

     Carylyn Bell is a U.S. citizen.
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Number of Shares              (7)  Sole Voting Power        504,496
Beneficially Owned
by Each Reporting             ---------------------------------------------
Person With                   (8)  Shared Voting Power

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                              (9)  Sole Dispositive Power   504,496

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                              (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     504,496
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(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares*/ /

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(13) Percent of Class Represented by Amount in Row (11)

     39.3%
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(14) Type of Reporting Person*

     IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                             Page 3 of 4 Pages

ITEM 1.   SECURITY AND ISSUER


          This statement relates to the no par value common stock of Versailles Capital Corporation ("Versailles") or ("Company"). Versailles' principal executive offices are located at 370 17th Street, Suite 2350, Denver, Colorado 80202. The principal executive officers of the Company are:

          David C. Walters    President and Director
          William Maury Bell  Vice-President and Director
          Cindy R. Hintgen    Secretary/Treasurer and Director


ITEM 2.   IDENTITY AND BACKGROUND

     (A)  Carylyn Bell
     (B) Ms. Bell's business address is 370 17th Street, Suite 2350, Denver, Boulder, Colorado 80202.
     (C)  Ms. Bell's principal occupation is stock transfer agent.
     (D) Ms. Bell has not been convicted in a criminal proceeding during the last 5 years.
     (E) Ms. Bell has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which she would be enjoined from federal or state securities law violation or activity during the last 5 years.
     (F)  Ms. Bell is a U.S. citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Ms. Bell acquired 272,163 of the shares were issued as founder's stock in 1986, and 133,333 shares were issued in the securities in February 1997 in exchange for services provided the Company. In 1997, the Board of Directors determined the fair market value of the shares to be $.05 per share.


ITEM 4.   PURPOSE OF TRANSACTION

     Ms. Bell's ownership of shares of the no par value common stock of Versailles is solely for investment purposes. She may sell the shares in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Ms. Bell beneficially 504,496 shares of common stock of the Issuer. Such shares represent 39.3% of the issued and outstanding common stock of the Issuer. Ms. Bell has the sole power to vote and dispose of the aforementioned shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None
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                                                       Page 4 of 4

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 9, 1997
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                                        (Date)

                                        /s/ Carylyn Bell
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                                        (Signature)

                                        Carylyn Bell
                                        -----------------------------------
                                        (Name/Title)